SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 23, 2002

ING Groep N.V.
Strawinskylaan 2631
1077-ZZ Amsterdam
The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X **Form 40-F** ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ **No** X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1) The Press Release issued on May 23, 2002

ING GROUP

Press conference call 23 May 2002, at 11.00 am CET. Listen in via:
The Netherlands: +31 (0) 45 631 6902
United Kingdom: + 44 (0) 208 400 6301
Press presentation available at 10.00 am CET via http://press.ing.com

Analyst presentation available on 23 May 2002, at 02.00 pm CET via http://investors.ing.com

Analyst conference call on 24 May, 03.30 pm CET. Listen in via:
The Netherlands: + 31 (0) 45 631 6907
United Kingdom: + 44 (0) 208 515 2330
United States: + 1 (0) 303 436 9226

PRESS RELEASE

ING GROUP FIRST QUARTER 2002:
Stable results in weak markets supported by expense control and lower taxes

- **Operational net profit +0.4% on first quarter 2001 to EUR 1,136 million, per share EUR 0.59 (+0.3%)**
- **Total income +10.7% (+4.3% organically)**
- **Total operating expenses +1.7% (–2.7% organically)**
- **Operational net profit +19.8% on fourth quarter 2001, insurance +13.4%, banking +37.4%**
- **Assets under management +4.0% to EUR 534 billion, net inflow EUR 12.8 billion**

Amsterdam, 23 May 2002. "Our first quarter results are on a par with the strong first quarter of 2001 and much better than the disappointing fourth quarter of last year." said Ewald Kist, chairman of the Executive Board. "Compared to the first quarter of 2001, we realised a good increase in operational net profit from insurance activities, but substantially higher risk costs affected the banking result. However, the result from banking improved strongly on the fourth quarter of 2001. With several integration and restructuring projects fully on track, total income growing and tight cost control resulting in a lower cost base, ING is making good progress to deliver the performance improvement that we promised our shareholders."

Profit expectation 2002

We made a good start for the year. We managed a healthy increase of our revenues and lowered our cost base. However, there are still many economic and political uncertainties. At this point in time, the Executive Board expects to exceed last year's operational net profit per share of EUR 2.20.

Income

In the first quarter 2002, total income grew by 10.7% to EUR 20.3 billion from EUR 18.3 billion in the same period last year. Total insurance income increased by 12.8% to EUR 17.4 billion. Life premiums were 4.5% higher. Non-life premiums improved by 46.6%, mainly as a result from the acquisition of SCA in Mexico, rebranded as ING Comercial América. Banking income was unchanged at EUR 2.9 billion. While the interest result improved strongly by 22.0%, commission income and results from financial transactions contracted by 9.6% and 44.6% respectively.

Efficiency

Total Group operating expenses were 1.7% higher. Restructuring, integration and strict cost control contributed to an organic decrease in Group operating expenses by 2.7%. In insurance, operating expenses grew organically by 1%. The relative premium growth minus the relative increase of operating expenses of the insurance activities was 7.8%. In banking, total operating expenses showed a decrease of 2.0%. The efficiency ratio of the banking activities (excluding ING Direct) improved strongly from 70.8% in the first quarter of 2001 and 71.7% for the full year 2001 to 68.1% now.

Profit growth

In the absence of non-operational items in the first quarters of 2001 as well as 2002, net profit equals operational net profit. Operational net profit rose slightly by 0.4% from EUR 1,131 million in the first quarter of 2001 to EUR 1,136 million in the first quarter of 2002. The result was positively influenced by a decrease in the tax ratio from 24.0% to 20.7% due to higher non-taxable capital gains in the Netherlands and a change in tax legislation in Australia. At EUR 1,527 million, the operational result before taxation was 4.2% lower than a year ago. Operational net profit from insurance grew by 15.6% to EUR 787 million mainly due to a better performance in the two core markets of the Netherlands and North America. Operational net profit from banking deteriorated by 22.4% to EUR 349 million. A higher interest result was more than offset by lower commission income, lower other income and a strong increase in the addition to loan loss provisions from – pre-tax – EUR 125 million to EUR 300 million equalling 50 basis point of credit risk weighted assets on an annual basis. Total gross impairments on fixed income securities of the insurance operations were EUR 86 million against EUR 23 million in the same period last year. Compared with the fourth quarter 2001, both the insurance operations and the banking operations showed a good increase in operational net profit of 13.4% and 37.4% respectively.

Return on equity

The operational net return on equity increased from 18.4% for the full year 2001 to 20.7% in the first quarter of 2002.

STRATEGIC DEVELOPMENTS

- **Majority interest of 70% in German direct bank DiBa**
  ING increased its 49% stake in DiBa to a majority interest of 70% by acquiring a further 21% share participation in DiBa from BGAG, the investment company of a number of German trade unions..

- **ING Direct powering ahead**
  The client base and funds entrusted of ING Direct continued to grow strongly. Including DiBa, the number of clients at 31 March 2002 was 3.3 million up 27% from 2.6 million at year-end 2001. Funds entrusted stood at EUR 33.6 billion, up 40% from EUR 24.0 billion at year-end 2001. The first quarter result before taxation of a loss of EUR 50 million was better than expected due to much higher volumes as well as better margins. The ING Direct units in Canada and Australia reported continued operational profits.

- **Developing markets insurance activities increase profits**
  Premium income from insurance activities in developing markets (formerly (ex-)greenfields) rose (in local currencies) by 83.8% to EUR 1,896 million. Excluding ING Comercial América, Aetna Argentina and fluctuations in exchange rates, total premiums in developing markets increased by 21.7%. The pre-tax result showed an increase of 45.0% to EUR 184 million. All areas contributed to the improvement, with outstanding performance improvement achieved in Poland, Hungary, Korea, Taiwan and Malaysia. The life insurance joint venture in Dalian, China, is expected to become operational in the fourth quarter. ING Vysya Life in India is making a promising start.

- **Progress in global branding**
  The establishment of ING as a global brand continued with all wholesale operations adopting the ING brand and now effectively showing one face to the market. BHF-Bank in Germany decided to change its brand name to ING <lion> BHF-Bank. Following BBL in Belgium, Nationale-Nederlanden and Postbank in the Netherlands adopted ING as an endorsement in all of their external communications.

- **Repositioning of Dutch business units**
  On 18 April, ING announced its intention to intensify the co-operation between Dutch business units by forming an integrated, customer-focused organisation comprising of four divisions: Retail, Wholesale, Intermediary and Operations/IT, similar to the structure of ING Europe. This repositioning will foster closer co-operation in marketing and distribution, while back-offices, IT and operations will be further centralised in shared service centres.

- **ING acquired Dutch car lease company TOP Lease**
  ING acquired car lease company TOP Lease from Fortis. ING will merge TOP Lease with ING Car Lease, adding 40,000 cars to the volume of 120,000 cars of ING Car Lease.

- **Strategic alliance with Piraeus Bank in Greece in implementation phase**
  On 23 April, ING announced that the implementation of the strategic alliance between ING and Piraeus Bank is progressing at a fast pace. The joint ventures between both partners in the fields of bancassurance, employee benefits and asset management will start their operations on 1 September, 2002. After thorough consideration on the best positioning of ING Bank Greece, ING decided to discontinue the local ING Bank Greece operations. The preparations for the distribution of Piraeus Bank's products through the Nationale-Nederlanden sales force have been successfully completed. The sales force will start selling these banking products by the end of May.

- **Restructuring US insurance operations delivered improved performance**
  The restructuring and integration process of ING ReliaStar and ING Aetna Financial Services with ING's insurance activities is fully on track and expense reductions are on plan. First quarter life premium income for US Financial Services was 6% higher than in the comparable period of 2001. Expenses are below the level of last year's first quarter. As a result, the US insurance operations delivered a good pre-tax result of EUR 249 million (+40%).

- **ING intends to acquire 17.5% stake in Mexican bank Bital**
  On 12 March, ING signed a memorandum of understanding, subject to negotiating final agreements, with the Mexican financial services company Grupo Financiero Bital (Bital) to acquire a 17.5% stake in return for an intended investment of USD 200 million in the company. ING anticipates the transaction will be completed in the second quarter of this year. Bital is one of the leading retail banks in the Mexican market. Since 1998, ING has owned a 49% participation in a bancassurance joint venture with Bital, which enables ING to distribute insurance products through Bital's branches. The co-operation between ING and Bital dates back to 1997, when both companies established Afore Bital, one of the largest pension funds in Mexico. In October 2000, ING acquired Bital's interests in Afore Bital.

- **49% interest in leading Brazilian insurance company Sul América**
  ING strengthened its partnership with Sul América, a leading insurance company in Brazil with an overall market share of 19% and some 7 million clients, by acquiring a 49% stake. As a result of the transaction, ING's total investment in Sul América consists of approximately USD 160 million in cash, plus its 49% stake in SulAet as well as its asset management operations (ING Investment Management Brazil). The transaction closed on 10 May. The initial partnership was formed in 1997 when Aetna International acquired a 49% stake in SulAet, a health, life, personal accident and pension joint venture with Sul América.

- **Funds management and life insurance joint venture with ANZ in Australia**

  ING and ANZ have formed a funds management and life insurance joint venture called ING Australia. The company is 51%-owned by ING and 49%-owned by ANZ. ING Australia started operations on 1 May. The net book profit related to this transaction is expected to amount to approximately EUR 0.5 billion and will be accounted for as non-operational, non-distributable profit in the second quarter of 2002.

- **ING Asset Management combines activities in the United States**
  On 2 May, ING announced the combination of most of its asset management businesses in the US. As a result, ING Aetus Group will become part of the global asset management organisation of ING Investment Management (IIM). The combined organisation, called ING Investment Management US, will consist of IIM's general account business in Atlanta, the institutional and mutual fund business in Hartford, and ING's managed account and alternative assets business in New York. Thus, IIM US will offer a full range of investment products to the American market place. On 31 March 2002, assets under management of IIM US stood at EUR 148 billion assets, out of ING Group's total assets under management of EUR 534 billion. The activities of Baring Asset Management in the US will continue to be managed from Baring Asset Management head office in London (UK).

GROUP FINANCIAL HIGHLIGHTS

Key figures (in millions of euros)	First quarter (Q1) 2001	2002	% change Q1/Q1	Fourth quarter (Q4) 2001	% change Q1/Q4
Group total income					
- insurance operations	15,441	**17,418**	**12.8**	17,732	-1.8
- banking operations	2,900	**2,899**	**0**	2,800	3.5
Group total income	18,335	**20,295**	**10.7**	20,522	-1.1
Group net profit:					
- insurance operations	681	**787**	**15.6**	694	13.4
- banking operations	450	**349**	**-22.4**	254	37.4
Operational net profit	1,131	**1,136**	**0.4**	948	19.8
Non-operational net profit	-	-		-	
Net profit	1,131	**1,136**	**0.4**	948	19.8
Operational net profit per share (in euro's)	0.59	**0.59**	**0.3**	**0.49**	**19.9**

(in billions of euros)	Year-end 2001	**31 March 2002**	**% change on year-end**
Total assets	705.1	**748.7**	**6.2**
Shareholders' equity	21.5	**22.8**	**6.1**
Total assets under management	513.2	**533.6**	**4.0**
Operational net return on equity	18.4%	**20.7%**	
- insurance operations	16.9%	**19.4%**	
- banking operations*	10.2%	**10.0%**	

* Excluding ING Direct: 11.8% in the first quarter of 2002 against 11.6% for the full year 2001.

First quarter 2002 versus first quarter 2001

Compared with a year ago, economic conditions deteriorated considerably worldwide, resulting in weaker stock markets and diminished consumer confidence. Nevertheless, total income continued to grow by 10.7% to EUR 20.3 billion. Organically, total income increased by 4.3%. ING's banking operations were clearly strongly impacted by the less favourable market circumstances, but ING's insurance operations showed a substantial increase in its operational net result in spite of the market situation. Total premium growth was 9.7%. As the sound development of the operating expenses of both the banking and the insurance operations demonstrate, ING is making good progress in adapting the organisation to the new economic realities.

Group operational net profit increased by 0.4% to EUR 1,136 million or EUR 0.59 per share (+0.3%).

The operational net profit from the insurance operations climbed 15.6% to EUR 787 million. Last year, the first quarter result included a one-off item of EUR 55 million after tax regarding the partial release of the catastrophe provision. Excluding this item, operational net profit from insurance would have increased by 25.7%. Both the life and the non-life operations contributed to the increase. Full consolidation in the first quarter of 2002 of ING Comercial América (formerly SCA) contributed EUR 18 million to the increase. Included are net realised capital gains on equities of EUR 205 million against EUR 178 million a year ago (+15%) as well as net realised gains on real estate of EUR 28 million against EUR 4 million in the first quarter of 2001.

Compared to the first quarter of 2001, the banking operations reported a decrease in first quarter operational net profit of 22.4% to EUR 349 million. Reflecting the deterioration in market conditions, commission income and other income were substantially lower while risk costs were much higher. Operational net profit was supported, however, by increased business volumes, a higher interest margin and lower operating expenses.

Exchange rate fluctuations did not significantly influence Group operational net profit (-EUR 1 million).

Total operating expenses of the Group increased by 1.7% due to new acquisitions and currency exchange rate fluctuations. Organically, operating expenses were 2.7% lower.

The tax ratio showed a decrease from 24.0% to 20.7%, mainly as a result of higher non-taxable capital gains in the Netherlands and a change in tax legislation in Australia.

Total assets under management showed an increase of 4% to EUR 533.6 billion as compared to year-end 2001 (+4% on the first quarter, 2001). The net inflow amounted to EUR 12.8 billion, with all business units contributing. Higher share prices added EUR 3.6 billion to assets under management. Exchange rate fluctuations contributed EUR 4.0 billion.

Shareholders' equity increased by EUR 1.3 billion (6.1%) to EUR 22.8 billion. The addition of the first quarter net operational profit was EUR 1.1 billion. The revaluation of the investment portfolio contributed EUR 0.6 billion. Goodwill had an impact of -EUR 0.6 billion.

Shareholders' equity (in billions of euros)	**Year-end 2001**	**31 March 2002**
Insurance operations	15.4	16.9
Banking operations	15.4	15.1
Own shares, subordinated loans, third-party interests, debenture loans and other eliminations	-9.3	-9.2
Shareholders' equity	**21.5**	**22.8**

First quarter 2002 versus fourth quarter 2001

Compared to the fourth quarter of 2001, while total income decreased by 1.0%, Group operational net profit in the first quarter 2002 advanced by 19.8%. Particularly, the banking operations showed a strong improvement in operational net profit of 37.4%. Especially Postbank and the equity markets and financial markets activities performed much better than in the previous quarter. The operational net profit from insurance increased by 13.4%, mainly because of improving results in the Netherlands, North America and Asia.

Operational result before taxation by executive centre (in millions of euros)	**First quarter (Q1)**			**Fourth quarter (Q4)**	
	2001	**2002**	**% change Q1/Q1**	**2001**	**% change Q1/Q4**
ING Europe	1,157	**982**	-15.1	900	9.1
ING Americas	277	**367**	32.5	127	189.0
ING Asia/Pacific	79	**87**	10.1	35	148.6
ING Asset Management	33	**67**	103.0	69	-2.9
Other	48	**24**		26	-7.7
Operational result before taxation	**1,594**	**1,527**	**-4.2**	**1,157**	**32.0**

As from this year, the quarterly financial press releases will include the operational result before taxation of the executive centres.
The decrease in the pre-tax operational result of ING Europe is almost entirely attributable to lower banking results due to higher risk costs. The improvement at ING Americas reflects successful expense reduction, lower financing costs and favourable results of ING (US) Institutional Markets as well as the full consolidation of ING Comercial América. ING Asia/Pacific's pre-tax operational result increased mainly because of higher results in Korea and Taiwan. The result of ING Asset Management more than doubled on the back of an especially strong performance of ING Real Estate and better seed capital performance at the former ING Furman Selz Asset Management.

KEY FIGURES AND HIGHLIGHTS OF THE INSURANCE OPERATIONS

(in millions of euros)	First quarter 2001	**First quarter 2002**	% change	% organic change
Premium income				
Life insurance	11,291	**11,799**	4.5	0.1
Non-life insurance	1,597	**2,341**	46.6	13.5
Total	12,888	**14,140**	9.7	1.7
Operational result before taxation				
Life insurance	794	**828**	4.3	
Non-life insurance	125	**153**	22.4	
Total	919	**981**	6.7	

Organically, life insurance premiums in the first quarter hardly changed compared to a year ago. Compared to the very high level in the first quarter of 2001, sales of GICs (guaranteed investment contracts) were substantially reduced. Excluding GICs, life premiums increased by 5.2%. The main contributors to the growth were Belgium, Asia and Australia. The strong increase in non-life premiums is mainly the result of the first time inclusion of ING Comercial América (formerly SCA) in Mexico. The share of life premiums in total insurance premiums was 83%.

The organic increase in operating expenses was 1%. This very moderate increase was the result of, on the one hand, ongoing expense control and substantial progress with several restructuring and integration projects. On the other hand, the insurance operations faced higher pension expenses, initial expenses regarding shared service centres in the Netherlands, and start-up expenses of new life insurance operations in India and China. The difference between the relative premium growth and the relative expense growth of the insurance operations was +7.8%-points, well above the target of at least +2%-points.

Until 2001, operating expenses included the write-off of deferred acquisition expenses. To provide a better view of manageable expenses, it was decided to transfer this item to underwriting expenditure. Comparable figures were adjusted accordingly.

The operational result from insurance before taxation increased by 6.7% from EUR 919 million in the first quarter of 2001 to EUR 981 million in this year's first quarter. The pre-tax result benefited from realised gains on equities and real estate investments. The first quarter result of 2001 included a one-off contribution of EUR 85 million before taxation regarding a partial release of the catastrophe provision. Excluding this item, the increase in the pre-tax operational result from insurance activities was 17.6%.

The combined ratio of the non-life operations improved from 99% to 98%.

ING Europe

Life premiums in **the Netherlands** increased by 2.0% to EUR 1,465 million. Group single premiums grew briskly. Individual single life premiums declined due to the changed tax treatment and the emphasis on profitability over sales volume, partly reflecting the uncertain economic outlook. The increase in non-life premiums was 2.4% to EUR 881 million, mainly because of higher premiums in Health and Accident.

The life result in the Netherlands was 11.0% lower at EUR 395 million. Excluding the one-off contribution of EUR 85 million regarding a partial release of the catastrophe provision in the first quarter of 2001, the life result improved by 10%. The improvement reflects a higher result on interest (a.o. because of higher realised capital gains on land and buildings) and expenses, partly offset by a lower result on morbidity and a lower amount of interest received on an intercompany loan to the US operations. The non-life result showed an increase of 31.0% to EUR 55 million, mainly because of strong improvements in the results of Accident and Miscellaneous. Although still positive, the results of Fire and Motor were lower than a year ago.

Life premium income in **Belgium** continued to grow rapidly by 61.2% to EUR 655 million on ongoing strong sales of unit-linked products. The decrease in capital gains by EUR 20 million caused a decrease in the life result of EUR 11 million to EUR 21 million.

Lower sales of employee benefits products in Spain were the main cause of a decrease in life premium income in **the other countries in Europe** from EUR 444 million to EUR 354 million. The total result for this group of countries increased from EUR 32 million to EUR 43 million. Higher life results in Poland, Hungary and Czech Republic more than compensated the lower life result in Greece.

ING Americas

ING Americas achieved good results for the first quarter 2002, while maintaining a tight focus on expenses. Major reorganisations in the US, Canada, Mexico and Chile provided opportunities for expense reductions and advanced ING Americas' integration objectives. ING Americas reported a result before taxation of EUR 367 million compared to EUR 277 million in the first quarter of 2001. The operations in the United States recorded a EUR 71 million increase in pre-tax result over the first quarter last year, while Mexico had an increase of EUR 28 million to EUR 62 million. The corporate reinsurance businesses posted a EUR 15 million increase. These gains were partially offset by Canada coming in at EUR 2 million below the result in the comparable period a year-ago, by South America being EUR 5 million lower and other items.

The EUR 71 million increase in the result of the operations in the **United States** was primarily due to three factors: lower financing costs and lower corporate expenses; substantially higher inforce levels and margins on GICs; and improved investment yields across other product lines, which were reduced by higher impairments on fixed income investments.

The US reorganization plan resulted in substantial expense savings through reductions in headcount. Since September 2001, the US reorganisation has notified 1,755 employees on a total of approximately 11,000 of their release dates. To date, 740 employees have left the company, with about half of these departures occurring in the fourth quarter of 2001. The 740 job cuts will result in cost savings of EUR 60 million for 2002.

The Life result improved primarily as a result of lower expense allocations to this product line while the result of Worksite business was impacted by higher expense allocations and the investment in a newly formed business line within the rollover payout business. The result of Mutual Funds were down reflecting continued unfavorable equity markets and related fee income. The result from Reinsurance was impacted by unfavorable mortality offset by increases in volume. The strong increase in the result from Institutional Markets reflected an average of EUR 3 billion additional assets resulting in higher investment income levels along with stronger investment spreads due to the steep yield curve.

Financing and other results were positively impacted by lower debt levels as compared to the first quarter of 2001 as well as lower short-term financing rates. In addition, investment income improved due to the steep yield curve, which effect outweighed the increase in impairments on fixed income securities.

US life premium income by product line (in millions of euros)	First quarter 2001	**First quarter 2002**	% change
Life	683	**629**	-7.9
Fixed annuities	962	**1,053**	9.5
Variable annuities	1,195	**1,187**	-0.7
Worksite	2,385	**2,652**	11.2
Reinsurance	243	**291**	19.8
Institutional Markets (GICs)	1,998	**1,615**	-19.2
Other	102	**11**	-
Total United States	7,568	**7,438**	-1.7

Life premium income was lower than in the first quarter of 2001 due to lower variable life sales and lower discretionary premiums. Fixed annuity premium income increased due to increased demand for investments without equity market sensitivity. Worksite premium income for the first quarter of 2002 included several large contracts. Reinsurance premium income grew due to higher renewal premiums on a larger inforce volume of business. GIC premiums were lower due to reduced levels of short-term contract renewals.

The past quarter marked the initial period of reporting since the US businesses were reorganized in the autumn of 2001 into two core operating units – US Financial Services (USFS) and US Institutional Businesses (USIB). USFS – which split distribution and manufacturing to offer customers a wider array of ING services – is composed of individual life, annuity and mutual funds businesses, and worksite businesses (composed of defined contribution/pensions, group insurance and rollover payout). USIB consists of individual and group reinsurance businesses and guaranteed investment contracts.

The result of the **Canadian** operations was EUR 2 million lower, mainly due to a decrease in realized equity gains. Organic premium growth in Canada was 24%, reflecting a firming commercial lines market and rate increases in personal lines. Integration of the Zurich business into ING Canada continued on schedule in the first quarter. At 31 March 2002, the combined ratio stood at 106%.

The result of the operations in **Mexico** was EUR 62 million, up EUR 28 million as compared to the first quarter of 2001 due primarily to the acquisition of the additional 58.3% of ING Comercial América in October 2001. Expense reductions in Mexico are expected to be EUR 40 million for the full year.

The operations in **South America** reported a EUR 5 million lower result than the same period last year, mainly due to unfavourable exchange rate fluctuations and one-time favourable items Brazil in 2001. The result in Peru increased organically by 23.8% to EUR 10 million due to strong pension business volume. The development of the economic crisis in Argentina is being watched closely, although the financial risk of the insurance operations is limited.

ING Asia/Pacific
The pre-tax result of ING Asia/Pacific's insurance operations increased by 7.7% to EUR 84 million. Excluding the impact of the new life insurance operation in India, changes in accounting for premium and investment taxes in Australia, the gain on the sale of the non-life business in Singapore in 2001 and realized capital gains, the result would have increased by 21.7%. Premium income throughout ING Asia/Pacific increased 25.6% to EUR 1,749 million.

In **Korea, Taiwan, Hong Kong and Malaysia** strong profit increases were recorded and in all four countries premium income grew over 20%. **Japan** saw its profit decrease as a consequence of the low interest environment, high surrenders and low new sales. Premium income in Japanese yen was flat. Premium growth in **Australia** was over 20%, but the Australian pre-tax result was slightly lower than in the comparable period last year. This was due to a change in tax legislation. The Australian pre-tax result would have increased by 41.4% if the first quarter 2001 results would have been restated accordingly. The Australian non-life operations contributed EUR 5 million to the result increase. The combined ratio improved from 119% to 107%.

KEY FIGURES AND HIGHLIGHTS OF THE BANKING OPERATIONS

Profit and loss account (in millions of euros)		First quarter 2001		**First quarter 2002**	% change
Interest result		1,453		**1,772**	22.0
Income from securities and participating interests		115		**87**	-24.3
Commission		792		**716**	-9.6
Results from financial transactions		435		**241**	-44.6
Other income		105		**83**	-21.0
Total income		2,900		**2,899**	0.0
Personnel expenses	1,333		**1,236**		-7.3
Other operating expenses	762		**817**		7.2
Total operating expenses		2,095		**2,053**	-2.0
Other interest expenses		5		**0**	-100.0
Additions to the provision for loan losses		125		**300**	140.0
Total expenditure		2,225		**2,353**	5.8
Result before taxation		675		**546**	-19.1
Efficiency ratio (excluding ING Direct)		70.8%		**68.1%**	

Compared to the first quarter of 2001, the operational **result before taxation** of the banking operations decreased by EUR 129 million (-19.1%) to EUR 546 million. The decrease was mainly caused by substantially higher risk costs as a consequence of the deterioration in global market circumstances. This led to an increase of the addition to the loan loss provision by EUR 175 million to EUR 300 million. Total income was at the same level as in the first quarter last year, while operating expenses decreased by EUR 42 million (-2.0%). Most banking units showed a decrease in the result before taxation, but the results of Postbank and ING Real Estate were markedly higher.

However, compared to the fourth quarter of 2001 the result before taxation improved by EUR 156 million (+40.0%). Higher income (+EUR 99 million, +3.5%) and lower expenses (-EUR 107 million, -5.0%) were partly offset by a EUR 50 million higher addition to the provision for loan losses. Especially Postbank and the equity markets and financial markets activities performed much better than in the previous quarter.

As expected, the expanding ING Direct activities (as from 2002 including DiBa) still had a negative impact on the result. The loss before taxation increased from EUR 42 million in the first quarter of 2001 to a loss of EUR 50 million in the same period this year, which result is better than foreseen. Following the strong growth in volume and client base, total income increased substantially but was offset by the rise in expenses, mainly caused by higher handling costs, the start-up in Italy and the further expansion in the US. Meanwhile, the operations in Canada and Australia are reporting continued positive results.

Based on the geographical breakdown, the result before taxation in the Netherlands showed a satisfactory increase of 9.4%. The result in North America is still negative, but improved considerably. Compared with the good performance in the first quarter 2001, results in Belgium, the Rest of Europe and South America decreased to a large extent caused by higher risk costs and/or lower results from financial transactions.

Compared to the first quarter of 2001, the **interest result** rose by EUR 319 million (+22.0%) to EUR 1,772 million. The average balance sheet total increased by EUR 23.3 billion. The interest margin improved by 21 basis points to 1.56%, among others due to the steepening of the yield curve. Compared to the last quarter of 2001 both the interest result (+EUR 107 million) and the interest margin (+4 basis points) showed an improvement.

Compared to year-end 2001, **bank lending** increased by EUR 18.1 billion (+7.1%) of which EUR 3.8 billion was caused by the consolidation of DiBa. Bank lending in the Netherlands rose by EUR 10.4 billion (+8.3%), of which EUR 8.6 billion corporate lending and EUR 1.7 billion personal lending (fully attributable to residential mortgages). Bank lending outside the Netherlands – including the impact of the consolidation of DiBa – increased by EUR 7.7 billion (+6.0%), mainly mortgages and loans to governments.

Income from securities and participating interests decreased by EUR 28 million (-24.3%) compared to the first quarter of 2001, on balance due to the sale of the US investment banking activities, which generated a profit of EUR 40 million in the first quarter last year.

Commission (in millions of euros)	First quarter 2001	**First quarter 2002**	% change
Funds transfer	119	**150**	26.1
Securities	281	**209**	-25.6
Insurance broking	26	**33**	26.9
Management fees	189	**183**	-3.2
Brokerage and advisory fees	70	**56**	-20.0
Other	107	**85**	-20.6
Total	792	**716**	-9.6

Total **commission** decreased by EUR 76 million (-9.6%) in comparison with the first quarter 2001. The decrease was mainly caused by substantially lower securities commission (-EUR 72 million or –25.6%) as a consequence of the downturn across the stock markets. Adverse market conditions also caused the contraction in management fees (-3.2%) and brokerage and advisory fees (-20.0%), partly compensated by the strong increase of funds transfer commission (+26.1%), primarily in the Netherlands. Compared to the last quarter 2001, total commission income grew by EUR 36 million (+5.3%), mainly from funds transfer.

Results from financial transactions (in millions of euros)	First quarter 2001	**First quarter 2002**	% change
Result from securities trading portfolio	275	**130**	-52.7
Result from currency trading portfolio	116	**126**	8.6
Other	44	**-15**	-134.1
Total	435	**241**	-44.6

Due to the adverse stock market conditions, the result from securities trading decreased by EUR 145 million (-52.7%) compared to the first quarter of 2001, to a large extent caused by BBL. Compared to the disappointing performance in the last quarter 2001, the result from securities trading improved by EUR 105 million. The increase in the result from currency trading by EUR 10 million (+8.6%) – compared to the first quarter 2001 – was mainly attributable to BBL. The result from currency trading improved by EUR 56 million (+80.0%) on the fourth quarter. Other result from financial transactions fell by EUR 59 million compared to the first quarter of 2001, mainly on account of lower results from interest derivatives in the Americas.

The decrease in **other income** by EUR 22 million (-21.0%) compared to the first quarter of 2001 was mainly caused by lower leasing income. In comparison with the fourth quarter of 2001, other income decreased by EUR 118 million (-58.7%) among others due to high results on real estate in the fourth quarter.

Total **operating expenses** decreased by EUR 42 million (-2.0%) compared to the first quarter of 2001. Without the effect of currency exchange rate variances and the consolidation of DiBa, the decrease was 4.9%. The decrease is mainly attributable to the sale of the US investment banking activities in April 2001, stringent cost control and lower bonus accruals. Operating expenses of ING Direct (excl. DiBa), however, showed a further increase of EUR 47 million. The EUR 97 million decrease in personnel expenses relates to a 2.0% lower average headcount, lower bonus accruals and a change in the staff composition (fewer staff in investment banking, more staff in ING Direct). Other operating expenses were EUR 55 million (+7.2%) higher, mainly due to the consolidation of DiBa. Compared with the last quarter 2001, total operating expenses decreased by EUR 107 million (-5.0%).

Excluding the expanding ING Direct activities, the **efficiency ratio** (total expenditure, excluding the addition to the provision for loan losses, as a percentage of income) improved from 70.8% in the first quarter 2001 and 71.7% for the full year 2001 to 68.1% for the first quarter of 2002.

The deterioration of economic conditions necessitated a strong increase of the addition to the **provision for loan losses** of the banking operations by EUR 175 million to EUR 300 million (last quarter 2001 EUR 250 million). The current addition corresponds with 50 basis points (annualised) of credit risk weighted assets against 32 basis points in the full year 2001. The addition in the first quarter was strongly influenced by an extra addition of EUR 95 million regarding Argentina.

RAROC banking operations (excluding ING Direct)	RAROC (pre-tax)		Economic capital (in billions of euros)	
	Full year 2001*	**First quarter 2002**	Full year 2001*	**First quarter 2002**
ING Europe	13.7%	**15.9%**	13.7	**14.9**
ING Asset Management	9.5%	**12.7%**	0.6	**0.6**
Total banking operations	13.5%	**15.8%**	14.3	**15.5**

* Restated following changes in the management structure.

The **Risk Adjusted Return on Capital** (RAROC) measures performance on a risk-adjusted basis. RAROC is calculated as the economic return divided by economic capital. The economic returns of RAROC are based on the principles of valuation and calculation of results applied in the annual accounts. However, the credit risk provisioning is replaced by statistically expected losses over the credit cycle. ING Group continues to develop and refine the models supporting the RAROC calculations. ING Direct is excluded.

The overall (pre-tax) RAROC figure of ING's banking operations for the first quarter of 2002 was 15.8%, which is an improvement of 2.3%-points compared to the full year 2001, but still lower than the hurdle of 18.5%. The higher RAROC was mainly caused by a strong increase in financial market performance.

Total economic capital increased by EUR 1.2 billion, mainly due to higher market risk capital in the Netherlands and Belgium.

KEY FIGURES AND HIGHLIGHTS OF THE ASSET MANAGEMENT OPERATIONS

Assets under management (in billions of euros)	For own account	Third parties	Total
Assets under management at year-end 2001	165.9	347.3	513.2
- growth	5.3	15.1	20.4
Assets under management at 31 March 2002	**171.2**	**362.4**	**533.6**

In the first quarter of 2002, total assets under management increased by 4% to EUR 533.6 billion compared to year-end 2001. Net inflow showed a solid growth of EUR 12.8 billion with all business units contributing, notably ING Investment Management and the US operations. Although stock markets did not recover strongly in the first quarter, higher share prices boosted managed assets by EUR 3.6 billion, mainly as a result of risen share prices in the Netherlands. Higher exchange rates relative to the euro added EUR 4.0 billion. The share of third party managed assets was almost unchanged at 68% of total assets under management.

Assets under management by client category (in billions of euros)	Year-end 2001*	31 March 2002	% change
Mutual funds	183.9	196.1	6.6
Institutional clients	163.4	166.3	1.8
Third parties	347.3	362.4	4.3
For own account	165.9	171.2	3.2
Total	**513.2**	**533.6**	**4.0**
Share of third parties	67.7%	67.9%	

* Restated.

Almost all of the increase in total mutual funds assets must be credited to ING Americas, ING Investment Management and ING Aeltus. The successful managed account business in the US raised EUR 1.2 billion new money.

Total assets managed for institutional clients increased by EUR 2.9 billion, mainly at ING Investment Management.

The rise in assets under management for own account can mainly be attributed to the US operations and ING Real Estate.

At 31 March 2002, 39% of total assets under management was invested in equity, 52% in fixed income, 5% in real estate and 4% in cash. The division by asset class hardly changed compared to year-end 2001.

Of ING's mutual funds, 43% performed better than their relevant benchmark on a 1-year investment horizon. On a 3- and 5-year investment horizon respectively 47% and 56% of the funds outperformed their benchmark. Compared to its peers, 60% of ING's funds had an above median one-year fund performance. Baring Asset Management showed a very strong long-term performance with 77% of its funds in the first two quartiles on a 5-year horizon.

Profit contribution
Asset management activities are conducted by both the insurance and banking operations and their results are included in the results of both operations. A functional asset management profit can be extracted from these results that gives a more comprehensive insight into the relative importance of asset management within ING Group than the operational result of the EC ING Asset Management. Compared to the first quarter of 2001, the functional operational result before taxation from asset management activities decreased by 22% from EUR 126 million to EUR 98 million. The functional share of asset management in ING Group's operational result before taxation declined from 8% to 6%.

The accounting principles applied in this document correspond with those applied in ING Group's Annual Accounts 2001. All figures in this document are unaudited.

Certain of the statements contained in this release are statements of future expectations and other forward-looking statements. These expectations are based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results, performance or events may differ materially from those in such statements due to, among other things, (i) general economic conditions, in particular economic conditions in ING's core markets, (ii) performance of financial markets, including emerging markets, (iii) the frequency and severity of insured loss events, (iv) mortality and morbidity levels and trends, (v) persistency levels, (vi) interest rate levels, (vii) currency exchange rates, (viii) general competitive factors, (ix) changes in laws and regulations, and (x) changes in the policies of governments and/or regulatory authorities. ING assumes no obligation to update any forward-looking information contained in this document.

Appendices

1. Key figures
2. Consolidated profit and loss account
3. Consolidated balance sheet and changes in shareholders' equity
4. Condensed consolidated statement of cash flows
5. Geographical breakdown of operational income and geographical breakdown of operational result before taxation
6. Additional information: operational realised capital gains on equities, operational realised capital gains on real estate, bank lending and efficiency ratios banking operations per executive centre
7. Information for shareholders

KEY FIGURES

Appendix 1

	1997	1998	1999	2000	2001	First quarter 2001	First quarter 2002
Balance sheet (in billions of euros)							
Total assets	281.5	394.9	492.8	650.2	705.1	714.7	748.7
Investments	110.9	149.8	195.8	277.2	307.4	283.5	324.7
Lending	113.8	153.7	201.8	246.8	254.2	264.3	272.3
Insurance provisions	75.5	84.6	107.5	200.2	214.0	200.2	221.0
Shareholders' equity	21.9	29.1	34.6	25.3	21.5	25.1	22.8
Results (in millions of euros)							
Income insurance operations							
Premium income	14,345	20,448	22,412	29,114	50,460	12,888	14,140
Income from investments, commission and other income	5,190	6,460	7,308	9,193	12,617	2,553	3,278
	19,535	26,908	29,720	38,307	63,077	15,441	17,418
Income banking operations							
Interest	3,516	5,201	5,652	5,786	6,072	1,453	1,772
Commission	1,645	2,323	2,856	3,630	2,765	792	716
Other income	1,145	891	1,368	1,886	2,274	655	411
	6,306	8,415	9,876	11,302	11,111	2,900	2,899
Total income	25,823	35,307	39,584	49,568	74,163	18,335	20,295
Total expenditure	22,859	32,438	35,203	43,801	68,422	16,741	18,768
Operational result before taxation							
Insurance operations	1,688	2,065	2,400	3,162	3,571	919	981
Banking operations	1,276	804	1,981	2,605	2,170	675	546
	2,964	2,869	4,381	5,767	5,741	1,594	1,527
Dividend on own shares	-44						
Total	2,920	2,869	4,381	5,767	5,741	1,594	1,527
Operational net profit	2,180	2,103	3,229	4,008	4,252	1,131	1,136
Net profit	2,206	2,669	4,922	11,984	4,577	1,131	1,136
Net profit available for ordinary shares	2,185	2,648	4,901	11,963	4,556	1,126	1,131
Figures per ordinary share of EUR 0.24 nominal value							
Operational net profit	1.40	1.12	1.68	2.09	2.20	0.59	0.59
Net profit	1.42	1.42	2.56	6.27	2.37	0.59	0.59
Distributable net profit	1.42	1.42	1.84	2.56	2.20	0.59	0.59
Diluted net profit	1.38	1.40	2.52	6.18	2.35	0.58	0.59
Dividend	0.52	0.63	0.82	1.13	0.97		
Dividend pay-out ratio	36.9	43.9	44.4	43.9	44.1		
Shareholders' equity	13.30	15.21	17.90	13.04	11.03	12.80	11.71
Diluted shareholders' equity	12.94	14.93	17.65	12.86	10.92	12.72	11.69
Employees							
Average number of staff	64,162	82,750	86,040	92,650	111,998	110,376	112,536
Full time equivalents at end of period			88,931	108,965	113,143	110,527	113,242

CONSOLIDATED PROFIT AND LOSS ACCOUNT*

Appendix 2

(in millions of euros)	Insurance operations first quarter		Banking operations first quarter		Total** First quarter		% change
	2001	2002	2001	2002	2001	2002	
Premium income	12,888	14,140			12,888	14,140	9.7
Income from investments of the insurance operations for own risk	2,013	2,757			1,989	2,745	38.0
Interest result			1,453	1,772	1,471	1,762	19.8
Commission	364	355	792	716	1,156	1,071	-7.4
Other income	176	166	655	411	831	577	-30.6
Total income	**15,441**	**17,418**	**2,900**	**2,899**	**18,335**	**20,295**	**10.7**
Underwriting expenditure	12,930	14,743			12,930	14,743	14.0
Other interest expenses	356	360	5		355	338	-4.8
Operating expenses	1,236	1,334	2,095	2,053	3,331	3,387	1.7
Additions to the provision for loan losses			125	300	125	300	140.0
Total expenditure	**14,522**	**16,437**	**2,225**	**2,353**	**16,741**	**18,768**	**12.1**
Operational result before taxation	**919**	**981**	**675**	**546**	**1,594**	**1,527**	-4.2
Taxation	222	175	161	141	383	316	-17.5
Third-party interests	16	19	64	56	80	75	-6.3
Operational net profit	**681**	**787**	**450**	**349**	**1,131**	**1,136**	**0.4**

* As from 2001, investment income for risk of policyholders has been netted with the related underwriting expenditure. This results in a presentation of investment income of the insurance operations for own risk, which is in line with international practice. The comparative figures have been adjusted accordingly.
** Including intercompany eliminations.

QUARTERLY RESULTS

(in millions of euros)	2001 Q1	2001 Q2	2001 Q3	2001 Q4	2002 Q1
Life	794	824	749	626	828
Non-life	125	225	87	141	153
Total insurance operations	919	1,049	836	767	981
Total banking operations	675	707	398	390	546
Operational result before taxation	**1,594**	**1,756**	**1,234**	**1,157**	**1,527**
Taxation	383	404	260	118	316
Third-party interests	80	80	73	91	75
Operational net profit	**1,131**	**1,272**	**901**	**948**	**1,136**
of which:					
Insurance operations	681	782	653	694	787
Banking operations	450	490	248	254	349
Operational net profit per ordinary share	0.59	0.65	0.47	0.49	0.59

CONSOLIDATED BALANCE SHEET

Appendix 3

(in millions of euros)	31 December 2001	31 March 2002	% change
Assets			
Tangible fixed assets	2,032	1,966	-3.2
Participating interests	2,628	3,832	45.8
Investments	307,446	324,728	5.6
Lending	254,214	272,260	7.1
Banks	54,083	64,085	18.5
Cash	9,264	9,492	2.5
Other assets	49,775	47,672	-4.2
Accrued assets	25,677	24,676	-3.9
Total	**705,119**	**748,711**	**6.2**
Equity and liabilities			
Shareholders' equity	21,514	22,837	6.1
Preference shares of Group companies	2,542	2,581	1.5
Third-party interests	1,461	1,475	1.0
Group equity	25,517	26,893	5.4
Subordinated loan	600	600	
Group capital base	26,117	27,493	5.3
General provisions	4,587	5,024	9.5
Insurance provisions	213,986	221,048	3.3
Funds entrusted to and debt securities of the banking operations	276,367	303,318	9.8
Banks	107,810	113,193	5.0
Other liabilities	63,349	67,523	6.6
Accrued liabilities	12,903	11,112	-13.9
Total	**705,119**	**748,711**	**6.2**

CHANGES IN SHAREHOLDERS' EQUITY

(in millions of euros)		
Shareholders' equity as per 31 December 2000/2001	**25,274**	**21.514**
Revaluations (after tax)	-3,653	637
Write-off of goodwill	-1,908	-570
Exchange rate differences	212	198
Operational net profit	4,252	1,136
Exercise of warrants and stockoptions	163	
Changes in ING Groep N.V. shares held by group companies	-526	19
Dividend paid	-2,300	
Other		-97
Shareholders' equity as per 31 December 2001/March 2002	**21,514**	**22,837**

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions of euros)	First quarter 2002
Net cash flow from operating activities	**23,909**
Investments and advances:	
- participating interests	-1,116
- investments in shares and property	-2,195
- investments in fixed-interest securities	-75,038
- other investments	-32
Disposals and redemptions:	
- participating interests	17
- investments in shares and property	2,056
- investments in fixed-interest securities	62,549
- other investments	42
Net investment for risk of policyholders	-1,610
Net cash flow from investing activities	**-15,327**
Subordinated loans of Group companies	834
Bonds, loans taken up and deposits by reinsurers	-198
Private placements of ordinary shares	-24
Cash dividends	-8
Net cash flow from financing activities	**604**
Net cash flow	**9,186**
Cash at beginning of year	4,681
Exchange rate differences	-191
Cash at end of period	**13,676**

GEOGRAPHICAL BREAKDOWN OF OPERATIONAL INCOME

Appendix 5

(in millions of euros)	Insurance operations first quarter 2001	Insurance operations first quarter 2002	Banking operations first quarter 2001	Banking operations first quarter 2002	Total First quarter* 2001	Total First quarter* 2002	% change
The Netherlands	3,388	3,580	1,185	1,277	4,567	4,835	5.9
Belgium	570	818	520	495	1,090	1,313	20.5
Rest of Europe	552	528	757	754	1,309	1,282	-2.1
North America	9,080	10,376	218	152	9,298	10,528	13.2
South America	373	268	64	77	437	345	-21.1
Asia	1,199	1,382	149	118	1,348	1,500	11.3
Australia	367	547	6	24	373	571	53.1
Other	48	84	1	2	49	86	75.5
	15,577	17,583	2,900	2,899	18,471	20,460	10.8
Income between areas	-136	-165			-136	-165	
Operational income	**15,441**	**17,418**	**2,900**	**2,899**	**18,335**	**20,295**	**10.7**

* After eliminations.

GEOGRAPHICAL BREAKDOWN OF OPERATIONAL RESULT BEFORE TAXATION

(in millions of euros)	Insurance operations first quarter 2001	Insurance operations first quarter 2002	Banking operations first quarter 2001	Banking operations first quarter 2002	Total First quarter 2001	Total First quarter 2002	% change
The Netherlands	486	450	382	418	868	868	0.0
Belgium	38	24	124	101	162	125	-22.8
Rest of Europe	33	44	192	57	225	101	-55.1
North America	242	330	-62	-23	180	307	70.6
South America	35	30	23	-45	58	-15	-125.9
Asia	55	62	34	31	89	93	4.5
Australia	25	23	-16	8	9	31	244.4
Other	5	18	-2	-1	3	17	466.7
Operational result before taxation	**919**	**981**	**675**	**546**	**1,594**	**1,527**	**-4.2**

SPECIFICATION OF OPERATIONAL REALISED CAPITAL GAINS ON EQUITIES

(in millions of euros)	First quarter 2001	First quarter 2002	% change
Life insurance	186	168	-9.7
Non-life insurance	30	33	10.0
Total before taxation	216	201	-6.9
Taxation	38	-4	
Total after taxation	**178**	**205**	**15.2**

SPECIFICATION OF OPERATIONAL REALISED CAPITAL GAINS ON REAL ESTATE

(in millions of euros)	First quarter 2001	First quarter 2002
Life insurance	6	40
Non-life insurance		3
Total before taxation	6	43
Taxation	2	15
Total after taxation	**4**	**28**

BANK LENDING

(in billions of euros)	31 December 2001	31 March 2002	% change
The Netherlands			
- public authorities	2.2	4.5	104.5
- other corporate	58.3	64.6	10.8
Total corporate	60.5	69.1	14.2
Personal	64.6	66.4	2.8
Total the Netherlands	125.1	135.5	8.3
International	129.1	136.8	6.0
Total bank lending	**254.2**	**272.3**	**7.1**

EFFICIENCY RATIOS BANKING OPERATIONS PER EXECUTIVE CENTRE

(in %)	First quarter 2001	First quarter 2002
ING Europe (excl. ING Direct)	71.1	68.1
ING Asset Management	92.6	80.8
Total banking operations (excl. ING Direct)	**70.8**	**68.1**

Shares and warrants

The average number of shares used for the calculation of net profit per share, was 1,923.8 million (1,921.8 million for the first quarter 2001). The number of (depositary receipts for) ordinary shares of EUR 0.24 nominal value outstanding at the end of March 2002 was 1,992.7 million (including 68.4 million own shares to cover the outstanding options for ING personnel). The number of (depositary receipts for) preference shares of EUR 1.20 nominal value outstanding at the end of March 2002 was 87.1 million. Until 1 January 2004, the dividend on these preference shares will amount to EUR 0.24.

On 5 January 1998, 17.2 million ING Group warrants B were issued. With an additional payment of the exercise price of EUR 49.92 one warrant B entitles the holder to two ING Group depositary receipts up to 5 January 2008. The number of warrants B outstanding at the end of March 2002 was 17.2 million.

In the first quarter of 2002, the turnover of (depositary receipts for) ordinary shares on the Euronext Amsterdam Stock Market was 349,7 million (purchases and sales). The highest closing price was EUR 31.20, the lowest EUR 25.70; the closing price at the end of March 2002 was EUR 31.20.

Listing

The (depositary receipts for) ordinary shares ING Group are quoted on the exchanges of Amsterdam, Brussels, Frankfurt, Paris, New York (NYSE) and the Swiss exchange. The (depositary receipts for) preference shares and warrants B are quoted on the Euronext Amsterdam Stock Market. Warrants B are also quoted on the exchange of Brussels. Options on (depositary receipts for) ordinary shares ING Group are traded at the Euronext Amsterdam Derivative Markets and the Chicago Board Options Exchange.

Important dates in 2002*:

- 22 August 2002: publication results first six months 2002
- 26 August 2002: ING share quotation ex interim dividend 2002
- 21 November 2002: publication results first nine months 2002

- All dates shown are provisional.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

ING Groep N.V.
(Registrant)

By: ______________________

D.C. van Wassenaer
General Counsel Corporate and Legal Compliance
Department

Dated: May 23, 2002